02019560

OMB APPROVAL
OMB number 3235-0123
Expires September 30, 1998
Estimated average burden
Hours per response......12

UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC FILE NUMBER
8-22264

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 9 2002 363 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Official Use only
FIRM ID. NO

NAME OF BROKER-DEALER
~~Wesley Dennison dba~~ Wes Options

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

440 South La Salle Street Suite 2500

Chicago	*Illinois*	*60605*
(City)	(State)	(zip code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacqueline Sloan Area Code—Telephone No.) 312-663-7243

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 0 5 2002 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA's, P.C.
(Name—if individual state Last, First, Middle name)

4460 Franklin Avenue, Western Springs, Illinois 60558
(ADDRESS) Number and Street City State zip code

CHECK ONE:

- [XX] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See Section 244.17a-5(e)(2)

SEC 1410.1-781

OATH OR AFFIRMATION

I, **Wesley Demmon,** swear (or affirm) that, to the best of my knowledge and belief the accompanying Financial statement and supporting schedules pertaining to the Firm of Wes Options. as of December 31, 2001 Are true and correct. I further swear (or affirm) that neither the company nor any partner proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
JACQUELINE SLOAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/8/2003

Jacqueline Sloan
Notary Public

Signature

Title Sole Proprietor

This report** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income (Loss).
- x (d) Statement of Changes in Financial Condition.
- x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous a

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

WESLEY DEMMON dba WES OPTIONS

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

Robert Cooper & Co. CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

Wesley Demmon
dba Wes Options
Owner

We have audited the accompanying statement of financial condition of **Wesley Demmon dba Wes Options** as of December 31, 2001, and the related statements of income, changes in owner's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Owner's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wesley Demmon dba Wes Options** as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Cooper & Company CPA's PC
February 18, 2002

Wesley Demmon dba Wes Options
Statement of Financial Condition
December 31, 2001

ASSETS

Due from Broker Clearance account	$	585,508
Securities owned		
Marketable, at market value		357,279
Net unsettled		0
Dividend Receivible		432
CBOE Membership		35,100
	$	978,319

LIABILITIES AND OWNERS CAPITAL

Liabilities		
Net Unsettled	$	450
Accrued expenses		1,500
		1,950
Owner's Capital		976,369
	$	978,319

The accompanying notes should be read in conjunction with the financial statements

Wesley Demmon dba Wes Options
Statement of Income
For the Year Ended December 31, 2001

REVENUES	
Trading Income (net of Commissions)	$ (217,708)
Interest and Dividends	42,842
Seat Lease Income	0
Total Revenues	(174,866)
EXPENSES	
Interest Expense	537
Exchange dues and fees	800
Brokerage fees	3,361
Office expense	12,468
Professional fees	2,906
Total Expenses	20,072
Net Income for year	$ **(194,938)**

The accompanying notes should be read in conjunction with the financial statements

Wesley Demmon dba Wes Options
Statement of Changes In Owner's Capital
For the Year Ended December 31, 2001

Beginning Balance	$	1,392,252
Net Income		(194,938)
Capital Contributions		(220,945)
Ending Balance	$	**976,369**

The accompanying notes should be read in conjunction with the financial statements

Wesley Demmon dba Wes Options
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities		
Net Income	$	(194,938)
Adjustments to reconcile net income to net cash used in operating activities		
Increase in payable to broker		187,404
Increase in interest receivable		105
Increase in payables		0
Increase in net unsettled positions		20,025
Increase in securities owned		208,349
Net cash used in operating activities		220,945
Cash flows from financing activities		
Contribution of capital		(220,945)
Net cash provided by financing activities		(220,945)
Increase in cash for year	$	(0)
Cash at beginning of the year		0
Cash at end of the year	$	(0)

The accompanying notes should be read in conjunction with the financial statements

Wesley Demmon d.b.a. Wes Options
Notes to Financial Statements
December 31, 2001

NOTE 1. Company Organization

Wesley Demmon d.b.a. Wes Options (the "Company) operates as a sole proprietor. The business of the Company is to engage in market making activity and speculative trading of stock, and options thereon, on organized exchanges in the United States. Wesley Demmon d.b.a. Wes Options is a registered as a Broker Dealer with the Securities and Exchange Commission (SEC). The DEA, is the Chicago Board Options Exchange (CBOE)

NOTE 2. Summary of signifigant accounting principles

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions together with related revenues and expenses are recorded on trade date. Securities and options owned are reflected at market value with the resulting unrealized gains and losses reflected currently in income.

In the normal course of business, the Company enters into transactions in exchange traded stock, including options thereon and options on indexes which are used primarily to hedge certain proprietary securities. Stock and options which trade on an exchange are valued at market value. The securities indexes are valued at market with the resulting unrealized gains and losses reflected currently in income.

Income taxes have not been provided for as the Company is a sole proprietorship. Income from the proprietorship is reported in the proprietor's federal income tax return. Accordingly, no income taxes have been recorded in the company's financial statements. The owner is individually liable for reporting profits or losses on their individual tax returns.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or

NOTE 3. NET CAPITAL REQUIREMENTS (Continued)

cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $887,736 which was $ 787,736 in excess of its required net capital of $100,000.

NOTE 4. DUE FROM BROKER

The receivable from Due from Broker is the Company's account balances at the clearing firm.

NOTE 5. EXCHANGE MEMBERSHIP

Wes Demmon owns a limited membership on the Chicago Board Options Exchange the membership is carried at cost.

Wesley Demmon dba Wes Options
Computation of Net Capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2001

Total Owner's Capital	$	976,369
Less: Non-allowable assets		35,100
Net equity before haircuts		941,269
Haircut's required		55,033
Undue Concentration		0
Net Equity		886,236
Minimum net capital requirement		100,000
Excess Net capital	$	786,236
Excess net capital at 1000%	$	786,086

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Wes Options as of December 31, 2001.

The accompanying notes should be read in conjunction with the financial statements

Wesley Demmon dba Wes Options
Computation of Net Capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expenses	$	1,500
	$	1,500

Ratio: Aggregate Indebtedness to Net Capital	0.1693% to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II, filed by Wes Options as of December 31, 2001.

The accompanying notes should be read in conjunction with the financial statements

Robert Cooper & Company CPAs P.C.
401 S. La Salle Suite 606
Chicago, Illinois 60605
312-786-5960
Fax: 312-786-5963

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

**To the Owner,
Wesley Demmon d.b.a. Wes Options**

In planning and performing our audit of the financial statements of **Wesley Demmon d.b.a. Wes Options**, for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Wesley Demmon d.b.a. Wes Options** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following. (1) in making the quarterly securities examinations, counts, verifications and comparisons, and (2) recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System;

The owner of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally